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04004236

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51715

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/03** (MM/DD/YY) AND ENDING **12/31/03** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Prosper Marketing Group, Inc.**

OFFICIAL USE ONLY
47218
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10010 San Pedro, Suite 650
(No. and Street)

San Antonio (City) **Texas** (State) **78216** (Zip Code)

FEB 27 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel E. LeGaye **(281) 367-0380** (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edelman Arnold; San Antonio, TX
(Name – *if individual, state last, first, middle name*)

1017 Central Parkway North, Suite 100 (Address) **San Antonio** (City) **Texas** (State) **78232** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Daniel E. LeGaye**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Prosper Marketing Group, Inc.**, as of **December 31**, 20**03**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Daniel E. LeGaye FINOP

Title

Notary Public

DEBRA M. SCHAPS
Notary Public, State of Texas
My Commission Expires
December 01, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **See Note 3**
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. **See Schedule 2**
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. **See Schedule 2**
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. **N/A**
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. **N/A**
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

--ooOoo--

Prosper Marketing Group, Inc.
(A Development Stage Company)
Financial Statements
December 31, 2003

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CONTENTS

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EDELMANARNOLD

Report of Independent Certified Public Accountants

Board of Directors
Prosper Marketing Group, Inc.
(A Development Stage Company)
San Antonio, Texas

We have audited the statements of financial condition of Prosper Marketing Group, Inc. (A Development Stage Company) as of December 31, 2003, and the related statements of operations, stockholder's equity, and cash flows for the year then ended and the period from September 22, 1999 (inception) through December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prosper Marketing Group, Inc. (A Development Stage Company), as of December 31, 2003 and the results of its operations and its cash flows for the year then ended and the period from September 22, 1999 (inception) through December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements referred to above, taken as a whole. The following supplementary schedules are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934:

- Computation of Net Capital Under Rule 15c3-1 (Schedule 1)
- Compliance with Rule 15c3-3 (Schedule 2)

(continued)

These schedules have been subjected to the procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Edelman Arnold

A Professional Corporation

San Antonio, Texas
February 11, 2004

Prosper Marketing Group, Inc.
(A Development Stage Company)
Statement of Financial Condition
December 31, 2003

Assets

Cash in bank	$ 1,343
Investment - certificate of deposit	6,250
Organizational costs	3,794
Start up costs	8,525
Total Assets	$ 19,912

Liabilities and Stockholder's Equity

Stockholder's equity:		
Common stock - $.01 par value; authorized 1,000,000 shares; issued and outstanding, 100,000 shares	$ 1,000	
Additional contributed capital	66,184	
Deficit accumulated during development stage	(46,386)	
Deficit accumulated prior to development stage	(886)	
		19,912
Total Stockholder's Equity		$ 19,912

The accompanying notes are an integral part of these financial statements.

Prosper Marketing Group, Inc.
(A Development Stage Company)
Statement of Operations
December 31, 2003

	Year Ended December 31, 2003	Period from September 22, 1999, (inception) through December 31, 2003
Income:		
Interest income	$ 75	$ 802
Consulting income	14,400	14,400
Total income	14,475	15,202
Expenses:		
General and administrative	16,409	54,378
Regulatory fees	1,637	7,209
Net loss	$ 3,571	$46,385

The accompanying notes are an integral part of these financial statements.

Prosper Marketing Group, Inc.
(A Development Stage Company)
Statement of Changes in Stockholder's Equity
Period from September 22, 1999 (inception) through December 31, 2003

	Common stock Shares	Common stock Amount	Additional contributed capital	Deficit accumulated during development stage	Deficit accumulated prior to development stage	Total stockholder's equity
Common stock, issued and outstanding	100,000	$ 1,000	$	$	$	$ 1,000
Deficit accumulated prior to development stage					(886)	(886)
Capital contribution - prior to development stage			21,000			21,000
- during development stage			41,284			41,284
Net loss				(42,815)		(42,815)
Balances at December 31, 2002	100,000	1,000	62,284	(42,815)	(886)	19,583
Capital contribution			3,900			3,900
Net loss				(3,571)		(3,571)
Balances at December 31, 2003	100,000	$ 1,000	$ 66,184	$ (46,386)	$ (886)	$ 19,912

The accompanying notes are an integral part of these financial statements.

Prosper Marketing Group, Inc.
(A Development Stage Company)
Statement of Cash Flows
December 31, 2003

	Year Ended December 31, 2003	Period from September 22, 1999, (inception) through December 31, 2003
Cash flows from operating activities:		
Net loss	$ 3,571	$ 46,386
Decrease in accounts receivable	0	(773)
Net cash used in operating activities	3,571	45,613
Cash flows from financing activities:		
Capital contributions	3,900	45,184
Net cash provided by financing activities	3,900	45,184
Net increase (decrease) in cash and cash equivalents	329	(429)
Cash and cash equivalents at beginning of year	7,264	8,022
Cash and cash equivalents at end of year	$ 7,593	$ 7,593

The accompanying notes are an integral part of these financial statements.

Prosper Marketing Group, Inc.
(A Development Stage Company)
Notes to Financial Statements
December 31, 2003

Note 1 - Summary of Accounting Policies:

The Company is registered with the Securities and Exchange Commission as a securities broker/dealer. The Company has been in the development stage since September 22, 1999. Its primary activity will be investment banking, principally handling private placement offerings.

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows.

Cash Equivalents: For purposes of the statements of cash flows, all highly liquid instruments purchased with a maturity of six months or less are considered to be cash equivalents.

Income Taxes: Taxable income or loss from the operations of the Company is reported in the personal tax return of the stockholder pursuant to an election to be treated as an S corporation pursuant to the Internal Revenue Code.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period; accordingly, actual results could differ from those estimates.

Note 2 - Net Capital

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such rule. Under this rule, the Company's "aggregate indebtedness," as defined, cannot exceed 1500% of its "net capital," as defined, and net capital must be no less than $5,000. Net capital and the related percentage may fluctuate on a daily basis. At December 31, 2003, net capital was $7,585 and the percentage of aggregate indebtedness to net capital was 0.00%. Excess net capital was $2,585 at December 31, 2003.

Note 3 - Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at December 31, 2003 or at any time during the year then ended.

Note 4 - Related Party Transactions

The Company entered into a management agreement with a related party on June 1, 1999. The agreement's most recent amendment was December 1, 2003. The related entity provides management services to the Company as well as reimbursement of certain management expenses, and assists in the day to day operations of the Company. Expenses reimbursed to the Company during 2003 consist of professional and administrative fee reimbursements of $9,750. A portion of these fees has been classified as income.

The Company provided consulting services to a related party during 2003. Total revenue received for these services was $9,900.

Prosper Marketing Group, Inc.
(A Development Stage Company)
Schedule 1 - Computation of Net Capital Under Rule 15c3-1
December 31, 2003

Aggregate indebtedness			$ -0-
Net capital			
Stockholder's equity		$19,912	
Less: Non-allowable assets			
Organizational costs	3,794		
Start up costs	8,525		
Total non-allowable assets		12,319	
Net capital before haircuts on securities positions		7,593	
Less: Haircuts on securities			
Other securities		8	
Net capital			7,585
Required net capital			5,000
Excess net capital			$ 2,585
Percentage of aggregate indebtedness to net capital			0.00%

Note: There are no material differences between the above calculation and the calculation included in the Company's unaudited FOCUS report as of December 31, 2003.

Prosper Marketing Group, Inc.
(A Development Stage Company)
Schedule 2 - Compliance with Rule 15c3-3
December 31, 2003

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph k(2)(i).

<u>**Report of Independent Certified Public Accountants**</u>
(Required by S.E.C. Rule 17a-5)

Board of Directors
Prosper Marketing Group, Inc.
(A Development Stage Company)
San Antonio, Texas

In planning and performing our audit of the financial statements of Prosper Marketing Group, Inc. (A Development Stage Company) for the year ended December 31, 2003, we considered its internal controls in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Prosper Marketing Group, Inc. (A Development Stage Company) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded

(continued)

against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls that we considered to be material weaknesses as defined above, and no facts came to our attention that the conditions for exemption from Rule 15c3-3 had not been complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and is not intended to be and should not be used by anyone other than these specified parties.

San Antonio, Texas
February 11, 2004